EXHIBIT 99.1

News Release dated July 26, 2017, Suncor Energy reports second quarter 2017 results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports second quarter 2017 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures referred to in this news release (funds from operations, operating earnings (loss), Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor’s interest in Syncrude’s operations.

Calgary, Alberta (July 26, 2017) – “Our integrated model and a continued focus on cost reduction supported our performance in the second quarter,” said Steve Williams, president and chief executive officer. “Strong performance from our offshore and downstream businesses helped to offset the facility incident at Syncrude and major maintenance at the majority of our Oil Sands assets, generating cash flow in excess of our sustaining capital and dividend commitments.”

•                  Funds from operations of $1.627 billion ($0.98 per common share). Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.671 billion ($1.00 per common share).

•                  Operating earnings of $199 million ($0.12 per common share) and net earnings of $435 million ($0.26 per common share).

•                  Total Oil Sands production was 413,600 barrels per day (bbls/d) compared to 213,100 bbls/d in the prior year period, with the prior year quarter being significantly impacted by the forest fires in the Fort McMurray area.

•                  Oil Sands operations cash operating costs per barrel (bbl) were $27.80 for the second quarter of 2017, reflecting reduced production due to planned maintenance and the positive impact of the company’s cost reduction initiatives.

•                  Exploration and Production (E&P) production increased to 125,500 barrels of oil equivalent per day (boe/d) from 117,600 boe/d in the prior year quarter.

•                  Refining and Marketing (R&M) crude throughput improved to 435,500 bbls/d from 400,200 bbls/d in the prior year quarter.

•                  The Fort Hills project is 90% complete, with turnover of the ore processing and main primary extraction assets to operations in the period. The project cost estimate is on track with first oil expected at the end of 2017. In addition, the East Tank Farm Development was commissioned subsequent to the end of the quarter and will support Fort Hills operations following first oil at the end of 2017.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

•                  The Hebron platform was successfully towed out to its final offshore location and safely positioned on the sea floor in the second quarter of 2017. Drilling activities are on schedule and first oil remains on track for the end of 2017.

•                  The West White Rose Project was sanctioned during the second quarter of 2017. Suncor is a non-operating partner with a blended working interest of approximately 26%. First oil is targeted for 2022, with the company’s share of peak oil production estimated to be 20,000 boe/d.

Financial Results

Suncor recorded second quarter 2017 operating earnings of $199 million ($0.12 per common share) compared to a $565 million operating loss ($0.36 per common share) in the prior year quarter. Highlights of the quarter included improved crude oil pricing, increased production from E&P and R&M, and continued focus on costs in all areas. Results in the current period were impacted by a facility incident at Syncrude occurring late in the first quarter of 2017 and planned maintenance at the majority of the company’s Oil Sands assets. Results in the prior year period were impacted by production being shut in as a result of forest fires in the Fort McMurray area, partially offset by an R&M first-in, first-out gain.

Funds from operations were $1.627 billion ($0.98 per common share) compared to $916 million ($0.58 per common share) in the second quarter of 2016 and were impacted by the same factors noted in operating earnings above.

Net earnings were $435 million ($0.26 per common share) in the second quarter of 2017, compared with a net loss of $735 million ($0.46 per common share) in the prior year quarter. Net earnings for the second quarter of 2017 included an unrealized after-tax foreign exchange gain of $278 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $10 million for early payment of debt, net of associated realized foreign currency hedge gains, and a non-cash after-tax loss of $32 million on forward interest rate swaps and foreign currency derivatives. The net loss in the prior year quarter included an unrealized after-tax foreign exchange loss of $27 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $73 million for early payment of debt and a non-cash after-tax loss of $70 million on forward interest rate swaps.

Operating Results

Operating, selling and general expense in the second quarter of 2017 included costs associated with the additional 5% Syncrude working interest acquired partway through the second quarter of 2016, and, in 2016, costs were avoided while operations were shut in as a result of forest fires in the Fort McMurray area. Excluding these two factors, total operating, selling and general expense was lower in the current quarter as controllable cost savings more than offset an increase in energy input costs that resulted from higher natural gas prices.

Suncor’s total upstream production was 539,100 boe/d in the second quarter of 2017, compared with 330,700 boe/d in the prior year quarter.

Oil Sands operations production was 352,600 bbls/d in the second quarter of 2017, compared to 177,500 bbls/d in the prior year quarter, with the increase primarily due to production being shut in during the second quarter of 2016 as a result of the forest fires in the Fort McMurray area, as well as a turnaround of Upgrader 2 in the same period. Production in the second quarter of 2017 was impacted by the first five-year turnaround of the expanded Firebag central facilities, as well as planned upgrader maintenance, which was completed in the period. Although the ramp-up following the turnaround at Firebag was longer than anticipated, the extension of this turnaround cycle to five years has provided an overall net benefit to the company through the experience gained, which will be leveraged during future turnaround cycles. Production at Oil Sands operations returned to normal operating rates by the end of the quarter.

Oil Sands operations cash operating costs per barrel were $27.80 in the second quarter of 2017, reflecting major maintenance in the period and the positive impact of the company’s cost reduction initiatives, compared to $46.80 in the prior year quarter. The quarter-over-quarter improvement was primarily due to the increased production and lower controllable costs.

Suncor’s share of Syncrude production was 61,000 bbls/d in the second quarter of 2017, compared to 35,600 bbls/d in the prior year quarter. The increase is attributed to the negative impact of the forest fires during the second quarter of 2016 combined with an additional working interest acquired partway through the second quarter of 2016. Production in the second quarter of 2017 was significantly impacted by a facility incident that occurred late in the first quarter of 2017, a planned upgrader turnaround and the advancement of coker maintenance originally planned for the fourth quarter of 2017, which was accelerated to coincide with the unplanned outage in an effort to maximize annual production. Syncrude cash operating costs per barrel in the second quarter of 2017 were $97.80, a decrease from $113.55 in the prior year quarter, with both periods being impacted by the previously noted production outages. Syncrude has completed the required facility repairs and the planned upgrader turnaround and expects to return to normal operating rates by early August, following the completion of coker maintenance.

“Although the performance of some of our Oil Sands assets did not meet our expectations in the second quarter, we have full confidence in these assets,” said Williams. “We have substantially completed extensive oil sands maintenance and anticipate strong performance going forward.”

Production volumes in E&P increased to 125,500 boe/d in the second quarter of 2017, compared to 117,600 boe/d in the prior year quarter, primarily due to lower planned maintenance at Terra Nova, production from new wells at Hibernia and production from Libya, partially offset by natural declines at Buzzard.

Overall production guidance for 2017 remains unchanged as increased production from E&P is expected to offset the impact of the facility incident at Syncrude.

Strong operational performance contributed to increased refinery crude throughput of 435,500 bbls/d, compared to 400,200 bbls/d in the prior year quarter, and also reflected lower planned maintenance and improved crude availability. Average refinery utilization in the second quarter of 2017 was 94%, compared with 87% in the prior year quarter. Results in R&M also benefited from strong retail sales volumes in the second quarter of 2017, contributing to a year-to-date record for the first half of 2017.

Strategy Update

The disciplined execution of Suncor’s 2017 capital program is focused on bringing Suncor’s major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company’s operating assets.

Fort Hills project construction was 90% complete at the end of the second quarter of 2017, with turnover of the ore processing and main primary extraction assets to operations occurring in the period. Activity in the quarter also included the utilities plant entering into the completion and turnover to operations phase. Construction at the secondary extraction facility, which is the final area to be completed to bring the project to first oil, continued in the quarter, and the project remains on target to start production at the end of 2017. Expenditures in the second quarter of 2017 were also focused on early-works sustaining activities that will support the execution of the Fort Hills mine and tailings plan following the commencement of production. Subsequent to the end of the quarter, the company commissioned the East Tank Farm Development and will begin readying the terminal for the receipt of Fort Hills bitumen at the end of 2017.

The company continued to progress the sale of a combined 49% interest in the East Tank Farm Development with the Fort McKay and Mikisew Cree First Nations for estimated proceeds of approximately $500 million and expects to close the arrangement in the second half of 2017.

The Hebron project achieved a major milestone in the second quarter of 2017, with the platform towed out to its final offshore location and successfully positioned on the sea floor. Drilling activities at Hebron are on schedule, and first oil remains on track for late 2017. Activity in the second quarter in E&P also included continued development drilling at Hibernia and White Rose and development work on the Norwegian Oda project.

“Fort Hills and Hebron are on track for first oil at the end of 2017, with both projects achieving major milestones,” said Williams. “Front end commissioning of several key assets at Fort Hills has begun and the completed Hebron platform has been successfully positioned at its final location, where drilling activities are on schedule.”

The West White Rose Project was sanctioned during the second quarter of 2017. Suncor is a non-operating partner with a blended working interest of approximately 26%. First oil is targeted for 2022, with the company’s share of peak oil production estimated to be 20,000 boe/d.

Syncrude sustaining capital in the second quarter of 2017 was primarily focused on the planned upgrader turnaround, advanced coker maintenance previously scheduled for the fourth quarter of 2017 and repairs associated with the facility incident from the first quarter of 2017. The company expects to receive insurance proceeds to offset a significant portion of the expenditures associated with the facility incident.

During the second quarter of 2017, the company continued efforts with Syncrude to drive operating efficiencies, improve performance and develop regional synergies through integration. In the second quarter of 2017, Suncor’s logistics network continued to handle volumes of intermediate sour Syncrude production to assist in inventory management and allow certain Syncrude assets to run at partial rates to avoid a full shutdown and restart as a result of the facility incident.

Under the new Normal Course Issuer Bid, which commenced in the second quarter of 2017, the company bought back $296 million of its own shares for cancellation.

During the second quarter of 2017, Suncor repaid US$1.250 billion of 6.10% notes originally scheduled to mature on June 1, 2018, to reduce financing costs and provide ongoing balance sheet flexibility.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016
Net earnings (loss)	435	(735)	1 787	(478)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(278)	27	(381)	(858)
Non-cash mark to market loss on interest rate swaps and foreign currency derivatives(2)	32	70	32	160
Loss on early payment of long-term debt(3)	10	73	10	73
Gain on significant disposals(4)	—	—	(437)	—
COS acquisition and integration costs(5)	—	—	—	38
Operating earnings (loss)(1)	199	(565)	1 011	(1 065)

(1)	Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)	Non-cash mark to market loss on forward interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

(3)	Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(4)

Gain of $354 million related to the sale of the company’s lubricants business in the R&M segment, combined with a gain of $83 million related to the sale of the company’s interest in the Cedar Point wind facility in the Corporate segment.

(5)	Transaction and related charges associated with the acquisition of Canadian Oil Sands Limited (COS) in the Corporate segment.

Corporate Guidance

Suncor has updated its production, capital and other information in its 2017 corporate guidance, previously issued on April 26, 2017. The full year outlook for Syncrude production has been updated from 135,000 – 150,000 bbls/d to 130,000 – 145,000 bbls/d, and the full year outlook range for Syncrude cash operating costs has been updated from $36.00 – $39.00/bbl to $42.00 – $45.00/bbl, to reflect the extended return to operations following the facility incident that occurred late in the first quarter of 2017. In addition, the full year outlook range for E&P production has been updated from 110,000 – 120,000 boe/d to 115,000 – 125,000 boe/d due to improved asset performance, resulting in no change to the full year outlook range for total Suncor production.

The full year outlook range for Oil Sands operations cash operating costs has been updated from $24.00 – $27.00/bbl to $23.00 – $26.00/bbl to reflect lower natural gas and maintenance costs.

The updated full year outlook range for capital expenditures of $5.4 – $5.6 billion has increased from $4.8 – $5.2 billion to reflect an opportunity to accelerate the pace of work at Fort Hills, as well as increased costs at Syncrude related to the facility incident late in the first quarter of 2017 and its 2017 turnaround. The project cost estimate is on track with first oil expected at the end of 2017.

The following full year outlook assumptions have also been adjusted: Current income taxes to $600 – $900 million from $500 – $800 million, Brent Sollum Voe to US$49.00/bbl from US$53.00/bbl, WTI at Cushing to US$47.00/bbl from US$52.00/bbl, WCS at Hardisty to US$35.00/bbl from US$38.00/bbl, New York Harbor 3-2-1 crack to US$14.50/bbl from US$13.50/bbl and AECO – C Spot to $2.50/GJ from $3.00/GJ. For further details and advisories regarding Suncor’s 2017 revised corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis dated July 26, 2017 (the MD&A) and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Oil Sands operations cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s growth projects, including: (i) statements around the Fort Hills project, including that early-works sustaining activities will support the execution of the mine and tailings plan following the commencement of production, that the project cost estimate is on track with first oil expected at the end of 2017, and expectations for the East Tank Farm Development; (ii) statements around the Hebron project, including that first oil is expected by the end of 2017; and (iii) statements about the West White Rose Project, including the expectation that the company’s share of peak oil production is estimated to be 20,000 boe/d and that first oil from the project is targeted for 2022; the expectation that the overall net benefit from the extension of the Firebag turnaround cycle to five years through the experience gained will be leveraged during future turnaround cycles; anticipated strong performance in Oil Sands going forward; the expectation that Syncrude will return to normal operating rates by early August, following the completion of coker maintenance; the expectation that increased production from E&P will offset the impact of the facility incident at Syncrude; the expectation that the disciplined execution of Suncor’s 2017 capital program will focus on bringing Suncor’s major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company’s operating assets; estimated proceeds of approximately $500 million from the sale of a combined 49% interest in the East Tank Farm Development to the Fort McKay and Mikisew Cree First Nations and the expectation that the arrangement will close in the second half of 2017; the expectation that Suncor will receive insurance proceeds to offset a significant portion of the expenditures associated with the Syncrude facility incident; efforts with Syncrude to drive operating efficiencies, improve performance and develop regional synergies through integration; the expectation that the reduction in outstanding debt will reduce financing costs and provide ongoing balance sheet flexibility; Suncor’s outlook for full year Syncrude production, Syncrude cash operating costs, E&P production, Oil Sands operations cash operating costs, capital expenditures and current income taxes and outlook assumptions. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The MD&A and Suncor’s Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our website at suncor.com, follow us on Twitter @SuncorEnergy or or together.suncor.com

A full copy of Suncor’s second quarter 2017 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

Suncor’s updated Investor Relations presentation is available online, visit suncor.com/investor-centre.

To listen to the webcast discussing Suncor’s second quarter results, visit suncor.com/webcasts.

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